Exhibit 99.1

COSCIENS Biopharma Inc. Appoints Global Consumer Products and Biosciences Executive, Anna Biehn as Chief Executive Officer

25+ years of experience in executive leadership roles and developing global strategic growth plans with repeatable models applicable across markets, categories and channels

Current President and CEO, Gilles Gagnon to remain as a Strategic Advisor and Director

Company leveraging core competencies to develop and commercialize natural-based products to improve health and wellness

TORONTO, ONTARIO, April 14, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a life science company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today announced the appointment of Anna Biehn as Chief Executive Officer, effective May 5, 2025.

Ms. Biehn is a global general management and marketing executive with over 25 years of experience across the consumer products and biosciences industries. She joins COSCIENS having most recently served as the Chief Financial Officer of NuTek Natural Ingredients, a clean-label and plant-based food ingredient company.

“The Board is delighted to have an executive with Anna’s proven leadership credentials and successful track record in building both consumer products and natural based product platforms around the world,” commented Ronnie Miller, Chair of the Board of COSCIENS Biopharma. “On behalf of our entire management team and the board, I would like to extend my sincere gratitude to Gilles for his tireless efforts, commitment, vision and significant contributions. Gilles has played a key role in the growth and current positioning of the Company since he joined in 2008. We are pleased that he is maintaining his involvement by acting as a special consultant to the CEO to share insights and secure a smooth transition with Anna who we believe is more than capable to help COSCIENS achieve its next phase of growth.”

Gilles Gagnon, M.Sc., MBA, President and CEO of COSCIENS Biopharma commented, “We have taken careful consideration for my successor as Chief Executive Officer and are extremely pleased and honored to welcome Anna to the team. She has focused her career on leveraging valuable consumer insights to drive marketing and product development in various areas. We have no doubt that her knowledge and extensive experience in commercializing natural ingredients will contribute to establish COSCIENS as a global pure play natural based products life science company.”

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Ms. Biehn added, “I am grateful for the opportunity to join the COSCIENS team at such a pivotal moment in the Company’s evolution. The expansive growth of natural products and ingredients has created a dynamic and fast-growing opportunity across several sectors, including life sciences. I believe the portfolio of potential products and programs COSCIENS has established to date as well as their novel technology provide significant, innovation opportunities to drive near-in and long-term value. I look forward to working with the team to position COSCIENS as a global leader in natural based products for health and wellness.”

Prior to her role as CFO at NuTek Natural Ingredients, Ms. Biehn served as VP Strategy and Marketing where she led the strategy to evolve the business from a single ingredient company to a natural products ingredient solutions provider, positioning it for growth in the category. She began her career at Conagra, a leading global packaged food company with sales of $12B worldwide where she held a number of roles including most recently as President, Consumer Foods International where she was responsible for leading the company’s international business. Ms. Biehn is also a well-established board member, currently serving as a Board Advisor for PretzelHaus Bakery and Baldwin Richardson Foods as well as holding prior board positions at Agro Tech Foods Limited; Hunts Universal Robina Corporation; and Productos Verde Valle.

Ms. Biehn holds a Bachelor of Arts (BA) in Political Science from Concordia College and a Master of Business Administration (MBA) from the University of Denver.

About COSCIENS Biopharma Inc.

COSCIENS is a life science company resulting from the merger of Aeterna Zentaris and Ceapro Inc. COSCIENS develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. We are focused on leveraging our proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The Company is listed on the Nasdaq Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our goals and expectations regarding our plans related to the development, manufacture or commercialization of our products.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our avenanthramide product and other products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in CGHD may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the Nasdaq Capital Market.

Issuer:

Gilles R. Gagnon

President & CEO

+1 (780) 421-4555

E: ggagnon@cosciensbio.com

Investor Contact:

Jenene Thomas
JTC TeamT (US): +1 (908) 824-0775
E: csci@jtcir.com

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